UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-37702
THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777
(Full title and address of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

The Retirement and Savings Plan for
Amgen Manufacturing, Limited

Audited Financial Statements
and Supplemental Schedule
Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of The Retirement and Savings Plan for Amgen Manufacturing, Limited
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ ERNST & YOUNG LLP
We have served as the Plan’s auditor since 1992.
Los Angeles, California
June 23, 2022

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets
Investments at fair value	$669,938,625	$597,881,242
Notes receivable from participants	15,668,200	13,717,037
Other – principally due from broker	469,779	302,168
Total assets	686,076,604	611,900,447
Liabilities
Other – principally due to broker	404,824	285,774
Total liabilities	404,824	285,774
Net assets available for benefits	$685,671,780	$611,614,673
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2021
Additions to (deductions from) net assets:
Employer contributions	$20,026,585
Participant contributions	19,372,774
Rollover contributions	299,820
Interest and dividend income	4,822,727
Net realized/unrealized gains	47,138,158
Interest income on notes receivable from participants	686,331
Benefits paid	(17,339,146)
Investment and administrative fees	(950,142)
Net increase	74,057,107
Net assets available for benefits at beginning of year	611,614,673
Net assets available for benefits at end of year	$685,671,780
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements
December 31, 2021

1. Description of the Plan
The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective May 1, 1992, and was amended and restated effective January 1, 2017, and subsequently amended, with the most recent amendment adopted on December 13, 2021. The Plan is a defined contribution plan covering substantially all Puerto Rico resident employees of Amgen Manufacturing, Limited (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). The Plan is intended to qualify under Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011, as amended (the PR Code) (see Note 4, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions and after-tax contributions or a combination of these types of contributions (together, Individual Contributions). A participant’s pre-tax contributions are subject to the PR Code and Plan limitations and could not exceed $15,000 in 2021. Participants may elect to contribute after-tax contributions beginning January 1 of the year following the year the participant was hired. Participant after-tax contributions are subject to the PR Code and Plan limitations and could not exceed $1,500 in 2021. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan, and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their Individual Contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional pre-tax Individual Contributions, referred to as catch-up contributions, that are subject to the PR Code and Plan limitations and could not exceed $1,500 in 2021. Participants may also contribute pre-tax and after-tax amounts representing distributions from certain other retirement plans qualified in Puerto Rico, referred to as rollover contributions (as defined in the Plan).
Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make Individual Contributions to the Plan, equal to 4% of each participant’s eligible compensation up to a maximum of $11,600 in 2021 (Core Contributions). In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions, including catch-up contributions, of up to 5% of eligible compensation (Matching Contributions). Matching Contributions could not exceed $14,500 in 2021.
Participants select the investments in which their Individual Contributions, including their Core Contributions and Matching Contributions (collectively, Company Contributions), are to be invested, electing among various alternatives, including Amgen common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, the Plan document provides that no transfers from other investment options can be made to invest in Amgen stock.
The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative, which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

Vesting
Participants are immediately vested with respect to their Individual Contributions and Matching Contributions and earnings and losses (hereafter referred to as earnings) thereon. Participants hired prior to January 1, 2020, are also immediately vested with respect to their Core Contributions and earnings thereon. Participants hired on or after January 1, 2020, vest in full with respect to their Core Contributions and earnings thereon after three years of service, as defined by the terms of the Plan, or upon reaching age 65 while employed by the Company, if earlier. If a participant ceases to be an employee before fully vesting in their account, the non-vested portion of the participant’s account will be treated as a forfeiture, as defined by the terms of the Plan, on the earlier of (a) the date the participant incurs a five-year break in service, as defined by the terms of the Plan or, (b) the date the participant receives a distribution of the entire vested portion of their account.
Participant Accounts
Each participant’s account is credited with: (a) the participant’s Individual Contributions; (b) an allocation of Company Contributions; and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Investments
Plan participants can invest in seven different asset classes as well as Amgen stock or can actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. The value of an investment in an asset class is determined by its underlying investment vehicles, which may include one or more of the following: mutual funds, collective trust funds and portfolios, which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios are composed primarily of investments in publicly traded common and preferred stocks. The asset classes are designed to provide participants with choices among a variety of investment objectives.
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, a participant may elect to receive a full or partial distribution of his or her account balance in: (a) a single payment in cash; (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash); (c) a single distribution paid in a combination of cash and full shares of Amgen stock; or (d) a rollover distribution to an eligible retirement plan.
Participants may also elect to maintain their account balance in the Plan subsequent to termination of employment, provided that their account balance is greater than $1,000.
If a participant dies before receiving the value of his or her account balance, the participant’s beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount that may not exceed the lesser of: (a) 50% of the participant’s account balance or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans made prior to January 1, 2006, bear interest at fixed rates based on the average borrowing rates of certain major banks. Loans made on or after January 1, 2006, bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal, determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their account balances.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

Trustee and Custodians
Banco Popular de Puerto Rico is the Plan’s trustee. Bank of America, N.A. is the Plan’s custodian with respect to the self-directed brokerage arrangement and the Amgen common stock fund. Northern Trust Company, NA (Northern) is the Plan’s custodian with respect to the asset classes.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Benefits to participants are recorded when paid.
Fair Value Measurement
The investments of the Plan are reported at fair value. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date, and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.
Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from and due to brokers arise from unsettled sale and purchase transactions, respectively.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for investment options representing varied combinations of equities (including Amgen stock), fixed income, and other investments. Investments, in general, particularly in securities, are exposed to various risks, such as interest rate, inflation, market and credit risks, among others. Market risk includes global events which could impact the value of investments, including securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, including securities, it is at least reasonably possible that changes in the values of the Plan’s investments, including securities, will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Plan’s financial statements.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances. The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access;
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than Level 1 inputs;
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.
The following fair value hierarchy tables present information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2021, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$92,566,483	$—	$—	$92,566,483
Cash and cash equivalents	4,231,214	—	—	4,231,214
Collective trust funds	—	410,998,784	—	410,998,784
Common and preferred stock	143,456,396	—	—	143,456,396
Mutual funds	7,440,054	—	—	7,440,054
Self-directed brokerage accounts	11,245,694	—	—	11,245,694
Total investments at fair value	$258,939,841	$410,998,784	$—	$669,938,625

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

	Fair value measurements at December 31, 2020, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$94,776,491	$—	$—	$94,776,491
Cash and cash equivalents	3,369,175	—	—	3,369,175
Collective trust funds	—	375,624,863	—	375,624,863
Common and preferred stocks	108,904,001	—	—	108,904,001
Mutual funds	7,820,865	—	—	7,820,865
Self-directed brokerage accounts	7,385,847	—	—	7,385,847
Total investments at fair value	$222,256,379	$375,624,863	$—	$597,881,242
The fair values of substantially all common stocks (including Amgen stock), preferred stocks, mutual funds and underlying investments of self-directed brokerage accounts are valued using quoted market prices in active markets with no valuation adjustment.
Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers as the basis for current transactions.
4. Income Tax Status
The Plan received an opinion letter from the Puerto Rico Treasury Department (PRTD) dated February 26, 2018, with an effective date of January 1, 2017, stating that the Plan meets the requirements of Section 1081.01 of the PR Code and the regulations thereunder, and, therefore the related trust forming part of the Plan is exempt from taxation. Subsequently, six amendments were made to the Plan, and the Plan received letters from the PRTD stating the PRTD has no objection to the first four of these amendments. The Company has submitted the fifth amendment to the PRTD requesting an opinion that the Plan remains in compliance with the PR Code and regulations thereunder and intends to submit such a request with respect to the sixth amendment. Once qualified, the Plan is required to operate in conformity with the PR Code to maintain its qualification.
For taxable year 2021, the Company believes the Plan satisfied, and operated in compliance with, the applicable requirements of the PR Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Company has indicated that it currently intends to continue to take the necessary steps, if any, to maintain the Plan’s compliance with the applicable requirements of the PR Code.
5. Party-in-Interest Transactions
Parties-in-interest are certain entities defined under Department of Labor regulations, including Amgen, and other parties that provide services to the Plan, such as the trustees, custodians and investment managers. The Plan pays the custodians certain administrative and investment management fees, and the Company pays certain administrative fees on behalf of the Plan. The Plan invests in collective trust funds managed by Northern, certain of the Plan’s investment managers and other third parties and may invest in securities of entities that are parties-in-interest. The Plan also invests in shares of common stock of Amgen and receives dividends on those shares. Notes receivable from participants are also considered party-in-interest transactions.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to the Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 consisted of the following:

	December 31,
	2021	2020
Net assets available for benefits per the financial statements	$685,671,780	$611,614,673
Deemed loans	(672,422)	(595,252)
Net assets per the Form 5500	$684,999,358	$611,019,421
The following is a reconciliation of expenses per the financial statements to the Form 5500:

Year Ended December 31, 2021
Benefits paid	$(17,339,146)
Investment and administrative fees	(950,142)
Total expenses per the financial statements	(18,289,288)
Deemed loans at December 31, 2020	595,242
Deemed loans at December 31, 2021	(672,422)
Total expenses per the Form 5500	$(18,366,468)

Supplemental Schedule
The Retirement and Savings Plan for Amgen Manufacturing, Limited
EIN: 98-0210484 Plan: #001
As of December 31, 2021
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value
Amgen Stock*	Employer Securities 411,461 shares	$92,566,483
			$92,566,483

Capital Preservation Asset Class:
Wells Fargo Stable Value Fund W*	Collective Trust Fund 1,244,438 units	74,316,074
NT Collective Short Term Investment Fund*	Collective Trust Fund 4,077,483 units	4,077,483
Total Capital Preservation Asset Class			78,393,557

Fixed Income Asset Class:
MetLife Core Plus Collective Fund*	Collective Trust Fund 1,692,802 units	18,333,045
Wellington Core Bond Plus Portfolio Collective Investment Trust II*	Collective Trust Fund 1,370,638 units	18,256,904
Schroder Global Strategic Bond Trust Class W*	Collective Trust Fund 467,071 units	4,754,785
Putnam Absolute Return Fixed Income Fund*	Collective Trust Fund 61,961 units	4,599,368
Northern Trust Global Investments Collective Daily Aggregate Bond Index Fund - Non Lending*	Collective Trust Fund 18,357 units	2,964,350
Total Fixed Income Asset Class			48,908,452

Fixed Income Index Asset Class:
Northern Trust Global Investments Collective Daily Aggregate Bond Index Fund - Non Lending*	Collective Trust Fund 635,366 units	102,598,903
Total Fixed Income Index Asset Class			102,598,903

U.S. Equity Asset Class:
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 194,941 units	14,355,668
Amazon Inc.	Common and Preferred Stock 1,315 shares	4,384,657
Interest Bearing Cash	Cash and Cash Equivalents 4,189,715 units	4,189,715
Visa Inc. Class A	Common and Preferred Stock 17,724 shares	3,840,968
Facebook Inc.	Common and Preferred Stock 9,411 shares	3,165,390
Netflix, Inc.	Common and Preferred Stock 3,741 shares	2,253,728
Intuit Inc.	Common and Preferred Stock 2,777 shares	1,786,222
Mastercard Inc. Class A	Common and Preferred Stock 4,883 shares	1,754,560
TransDigm Group Inc.	Common and Preferred Stock 2,580 shares	1,641,602
CoStar Group Inc.	Common and Preferred Stock 20,652 shares	1,632,128
Applovin Corporation Class A	Common and Preferred Stock 17,277 shares	1,628,530
Sea Limited	Common and Preferred Stock 6,552 shares	1,465,748
Match Group Inc.	Common and Preferred Stock 10,866 shares	1,437,029
ServiceNow Inc.	Common and Preferred Stock 2,142 shares	1,390,394
Applied Materials Inc.	Common and Preferred Stock 8,832 shares	1,389,804
Heico Corporation Class A	Common and Preferred Stock 10,318 shares	1,326,069
UnitedHealth Group Inc.	Common and Preferred Stock 2,505 shares	1,257,861
Lam Research Corporation	Common and Preferred Stock 1,746 shares	1,255,636
Wayfair Inc. Class A	Common and Preferred Stock 6,533 shares	1,241,074

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Microsoft Corporation	Common and Preferred Stock 3,674 shares	1,235,640
Northern Trust Global Investments Collective Daily Short Term Investment Fund - Non Lending*	Collective Trust Fund 1,230,547 units	1,230,547
Skyworks Solutions Inc	Common and Preferred Stock 7,921 shares	1,228,864
Qorvo, Inc.	Common and Preferred Stock 7,846 shares	1,227,033
KKR & Company Inc. Class A	Common and Preferred Stock 15,788 shares	1,176,206
The Carlyle Group Inc.	Common and Preferred Stock 21,419 shares	1,175,903
Microsoft Corporation	Common and Preferred Stock 3,358 shares	1,129,363
Salesforce.com Inc.	Common and Preferred Stock 4,380 shares	1,113,089
STERIS plc	Common and Preferred Stock 4,528 shares	1,102,160
Upstart Holdings Inc.	Common and Preferred Stock 7,262 shares	1,098,741
Block, Inc.	Common and Preferred Stock 6,674 shares	1,077,918
Alphabet Inc.	Common and Preferred Stock 366 shares	1,059,054
American International Group Inc.	Common and Preferred Stock 18,379 shares	1,045,030
Ball Corporation	Common and Preferred Stock 10,819 shares	1,041,545
General Electric	Common and Preferred Stock 10,870 shares	1,026,889
Lear Corporation	Common and Preferred Stock 5,561 shares	1,017,385
Skechers USA Inc. Class A	Common and Preferred Stock 23,344 shares	1,013,130
Workday Inc. Class A	Common and Preferred Stock 3,650 shares	997,107
Wells Fargo & Company*	Common and Preferred Stock 20,661 shares	991,315
Danaher Corporation	Common and Preferred Stock 2,984 shares	981,766
Entegris Inc.	Common and Preferred Stock 6,976 shares	966,734
Yum! Brands Inc.	Common and Preferred Stock 6,880 shares	955,357
Splunk Inc.	Common and Preferred Stock 8,142 shares	942,192
Charles River Laboratories International Inc.	Common and Preferred Stock 2,450 shares	923,111
Clean Harbors Inc.	Common and Preferred Stock 9,081 shares	906,011
Catalent Inc.	Common and Preferred Stock 7,051 shares	902,740
Cognizant Technology Solutions Corporation Class A	Common and Preferred Stock 10,118 shares	897,669
Alphabet Inc. Class C	Common and Preferred Stock 305 shares	882,545
Salesforce.com Inc.	Common and Preferred Stock 3,444 shares	875,224
Abbott Laboratories	Common and Preferred Stock 6,161 shares	867,099
Paypal Holdings Inc.	Common and Preferred Stock 4,506 shares	849,741
Edison International	Common and Preferred Stock 12,361 shares	843,638
Thermo Fisher Corporation	Common and Preferred Stock 1,257 shares	838,721
NRG Energy Inc.	Common and Preferred Stock 19,439 shares	837,432
Twilio Inc. Class A	Common and Preferred Stock 3,153 shares	830,311
Equinix Inc.	Common and Preferred Stock 961 shares	812,852
Uber Technologies Inc.	Common and Preferred Stock 19,301 shares	809,291
Waste Connections Inc.	Common and Preferred Stock 5,885 shares	801,949
Synopsys Inc.	Common and Preferred Stock 2,169 shares	799,277
Autodesk Inc.	Common and Preferred Stock 2,837 shares	797,736
Wabtec Corporation	Common and Preferred Stock 8,568 shares	789,198
Newell Brands Inc.	Common and Preferred Stock 35,941 shares	784,951
IHS Markit Limited	Common and Preferred Stock 5,863 shares	779,310
Citigroup Inc.	Common and Preferred Stock 12,889 shares	778,367
Walt Disney Company	Common and Preferred Stock 4,950 shares	766,706
Atlassian Corporation PLC Class A	Common and Preferred Stock 1,949 shares	743,134
Regeneron Pharmaceuticals, Inc.	Common and Preferred Stock 1,172 shares	740,141
MSCI Inc.	Common and Preferred Stock 1,208 shares	740,130
Nvidia Corporation	Common and Preferred Stock 2,440 shares	717,628

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Henry Schein Inc.	Common and Preferred Stock 8,984 shares	696,530
Ametek Inc.	Common and Preferred Stock 4,727 shares	695,058
Align Technology Inc.	Common and Preferred Stock 1,050 shares	690,039
Halliburton Company	Common and Preferred Stock 29,781 shares	681,091
Shopify Inc	Common and Preferred Stock 488 shares	672,166
PVH Corporation	Common and Preferred Stock 6,112 shares	651,845
Western Alliance Bancorporation	Common and Preferred Stock 6,055 shares	651,821
Amphenol Corporation Class A	Common and Preferred Stock 7,396 shares	646,854
FMC Corporation	Common and Preferred Stock 5,806 shares	638,021
Equitable Holdings Inc.	Common and Preferred Stock 19,369 shares	635,110
American Express Company	Common and Preferred Stock 3,853 shares	630,351
FleetCor Technologies Inc.	Common and Preferred Stock 2,782 shares	622,723
Merit Medical Systems Inc.	Common and Preferred Stock 9,987 shares	622,190
MetLife Inc.*	Common and Preferred Stock 9,757 shares	609,715
Sensata Technologies BV Holding	Common and Preferred Stock 9,859 shares	608,202
UGI Corporation	Common and Preferred Stock 13,240 shares	607,848
Zoetis Inc. Class A	Common and Preferred Stock 2,487 shares	606,903
Halozyme Therapeutics Inc.	Common and Preferred Stock 15,092 shares	606,849
Hewlett Packard Enterprise Company	Common and Preferred Stock 38,249 shares	603,187
Dexcom Inc.	Common and Preferred Stock 1,095 shares	587,960
Axis Capital Holdings Limited	Common and Preferred Stock 10,653 shares	580,269
Baker Hughes Company	Common and Preferred Stock 24,064 shares	578,980
Intuitive Surgical, Inc.	Common and Preferred Stock 1,608 shares	577,754
Huntington Bancshares Inc.	Common and Preferred Stock 36,918 shares	569,276
Linde PLC	Common and Preferred Stock 1,627 shares	563,642
Matson Inc.	Common and Preferred Stock 6,253 shares	562,958
McKesson Corporation	Common and Preferred Stock 2,189 shares	544,120
J2 Global Inc.	Common and Preferred Stock 4,890 shares	542,105
Charter Communications, Inc. Class A	Common and Preferred Stock 829 shares	540,483
Mohawk Industries Inc.	Common and Preferred Stock 2,945 shares	536,520
Amdocs Limited	Common and Preferred Stock 7,100 shares	531,364
Gildan Activewear Inc.	Common and Preferred Stock 12,462 shares	528,264
Illumina, Inc.	Common and Preferred Stock 1,359 shares	517,018
LKQ Corporation	Common and Preferred Stock 8,594 shares	515,898
Voya Financial Inc.	Common and Preferred Stock 7,741 shares	513,306
On Semiconductor Corporation	Common and Preferred Stock 7,551 shares	512,864
Dow Inc.	Common and Preferred Stock 9,008 shares	510,934
Snowflake Inc. Class A	Common and Preferred Stock 1,471 shares	498,301
Trinet Group Inc.	Common and Preferred Stock 5,223 shares	497,543
Floor & Decor Holdings Inc.	Common and Preferred Stock 3,746 shares	487,017
Capital One Financial Corporation	Common and Preferred Stock 3,333 shares	483,585
RingCentral, Inc. Class A	Common and Preferred Stock 2,581 shares	483,550
Edwards Lifesciences Corporation	Common and Preferred Stock 3,720 shares	481,926
Fresenius Medical Care	Common and Preferred Stock 14,580 shares	473,267
Sally Beauty Holdings Inc.	Common and Preferred Stock 25,477 shares	470,305
IDEX Corporation	Common and Preferred Stock 1,983 shares	468,623
Exxon Mobil Corporation	Common and Preferred Stock 7,550 shares	461,985
Brown & Brown Inc.	Common and Preferred Stock 6,462 shares	454,149
Warner Music Group Corporation Class A	Common and Preferred Stock 10,501 shares	453,433
DoorDash Inc. Class A	Common and Preferred Stock 2,972 shares	442,531
Sarepta Therapeutics Inc.	Common and Preferred Stock 4,848 shares	436,562

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Ritchie Bros Auctioneers Inc.	Common and Preferred Stock 7,013 shares	429,266
Frontdoor Inc.	Common and Preferred Stock 11,564 shares	423,821
NOV Inc.	Common and Preferred Stock 31,186 shares	422,570
C.H. Robinson Worldwide Inc.	Common and Preferred Stock 3,885 shares	418,143
Euronet Worldwide Inc.	Common and Preferred Stock 3,483 shares	415,069
Keysight Technologies Inc.	Common and Preferred Stock 1,984 shares	409,716
Ingredion Inc.	Common and Preferred Stock 4,226 shares	408,401
BWX Technologies Inc.	Common and Preferred Stock 8,379 shares	401,187
JP Morgan Chase & Company*	Common and Preferred Stock 2,458 shares	389,224
KAR Auction Services Inc.	Common and Preferred Stock 24,539 shares	383,299
Airbnb Inc. Class A	Common and Preferred Stock 2,276 shares	378,931
Hanesbrands Inc.	Common and Preferred Stock 22,511 shares	376,384
Belden Inc.	Common and Preferred Stock 5,663 shares	372,229
Goldman Sachs Group Inc.	Common and Preferred Stock 966 shares	369,543
National Retail Properties Inc.	Common and Preferred Stock 7,662 shares	368,312
Generac Holdings Inc.	Common and Preferred Stock 1,046 shares	368,108
Zendesk Inc.	Common and Preferred Stock 3,506 shares	365,641
Middleby Corporation	Common and Preferred Stock 1,843 shares	362,629
Helen Trustoy Limited	Common and Preferred Stock 1,460 shares	356,926
First American Financial Corporation	Common and Preferred Stock 4,484 shares	350,783
Woodward Inc.	Common and Preferred Stock 3,135 shares	343,157
Cabot Corporation	Common and Preferred Stock 6,024 shares	338,549
Syneos Health Inc.	Common and Preferred Stock 3,266 shares	335,353
Textron Inc.	Common and Preferred Stock 4,337 shares	334,816
Carter Inc.	Common and Preferred Stock 3,214 shares	325,321
New Relic Inc.	Common and Preferred Stock 2,839 shares	312,176
UBS Group AG	Common and Preferred Stock 17,398 shares	310,902
Tennant Company	Common and Preferred Stock 3,813 shares	309,006
ASGN Inc.	Common and Preferred Stock 2,496 shares	308,006
MACOM Technology Solutions Holdings Inc.	Common and Preferred Stock 3,919 shares	306,858
FTI Consulting Inc.	Common and Preferred Stock 1,989 shares	305,152
Rogers Corporation	Common and Preferred Stock 1,104 shares	301,392
Copart Inc.	Common and Preferred Stock 1,940 shares	294,143
GlobalFoundries Inc.	Common and Preferred Stock 4,506 shares	292,755
Grand Canyon Education Inc.	Common and Preferred Stock 3,369 shares	288,757
Bank of America Corporation*	Common and Preferred Stock 6,456 shares	287,227
ACV Auctions Inc. Class A	Common and Preferred Stock 15,193 shares	286,236
Pfizer Inc.	Common and Preferred Stock 4,833 shares	285,389
Quidel Corporation	Common and Preferred Stock 2,109 shares	284,694
Kirby Corporation	Common and Preferred Stock 4,745 shares	281,948
Dycom Industries Inc.	Common and Preferred Stock 2,960 shares	277,530
2U Inc.	Common and Preferred Stock 13,571 shares	272,370
Prosperity Bancshares Inc.	Common and Preferred Stock 3,719 shares	268,884
Forward Air Corporation	Common and Preferred Stock 2,203 shares	266,761
8X8 Inc.	Common and Preferred Stock 15,801 shares	264,825
Graco Inc.	Common and Preferred Stock 3,282 shares	264,595
LPL Financial Holdings Inc.	Common and Preferred Stock 1,645 shares	263,348
Momentive Global Inc.	Common and Preferred Stock 12,446 shares	263,233
Trimble Inc.	Common and Preferred Stock 3,017 shares	263,052
HealthEquity Inc.	Common and Preferred Stock 5,894 shares	260,751
Royal Dutch Shell PLC	Common and Preferred Stock 5,836 shares	253,282

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Carvana Company Class A	Common and Preferred Stock 1,087 shares	251,956
SS&C Technologies Holdings Inc.	Common and Preferred Stock 3,001 shares	246,022
Alleghany Corporation	Common and Preferred Stock 368 shares	245,673
Hologic Inc.	Common and Preferred Stock 3,154 shares	241,470
AMN Healthcare Services Inc.	Common and Preferred Stock 1,969 shares	240,868
Cloudflare Inc.	Common and Preferred Stock 1,831 shares	240,777
Cardinal Health, Inc.	Common and Preferred Stock 4,675 shares	240,716
Gartner Inc.	Common and Preferred Stock 717 shares	239,707
Acadia Healthcare Company Inc.	Common and Preferred Stock 3,942 shares	239,279
BankUnited Inc.	Common and Preferred Stock 5,612 shares	237,444
Mid-American Apartment Communities Inc.	Common and Preferred Stock 1,026 shares	235,405
Bottomline Technologies Inc.	Common and Preferred Stock 4,159 shares	234,859
AerCap Holdings N.V.	Common and Preferred Stock 3,578 shares	234,073
10X Genomics Inc. Class A	Common and Preferred Stock 1,542 shares	229,696
Booking Holdings Inc.	Common and Preferred Stock 90 shares	215,931
Cenovus Energy Inc.	Common and Preferred Stock 17,544 shares	215,440
National Bank Holdings Corporation Class A	Common and Preferred Stock 4,868 shares	213,900
Cohen & Steers Inc.	Common and Preferred Stock 2,298 shares	212,588
Advanced Energy Industries Inc.	Common and Preferred Stock 2,326 shares	211,806
Chemed Corporation	Common and Preferred Stock 396 shares	209,500
Tronox Holdings PLC	Common and Preferred Stock 8,709 shares	209,277
ALLETE Inc.	Common and Preferred Stock 3,106 shares	206,083
Nasdaq Inc.	Common and Preferred Stock 981 shares	206,020
Itron Inc.	Common and Preferred Stock 2,952 shares	202,271
Signature Bank	Common and Preferred Stock 616 shares	199,258
Albany International Corporation Class A	Common and Preferred Stock 2,218 shares	196,182
Mednax Inc.	Common and Preferred Stock 7,175 shares	195,232
ABM Industrials Inc.	Common and Preferred Stock 4,680 shares	191,178
Atmos Energy Corporation	Common and Preferred Stock 1,815 shares	190,158
Sotera Health Company	Common and Preferred Stock 8,032 shares	189,154
Harsco Corporation	Common and Preferred Stock 11,142 shares	186,183
ACI Worldwide Inc.	Common and Preferred Stock 5,357 shares	185,888
Carlisle Companies Inc.	Common and Preferred Stock 745 shares	184,849
KBR, Inc.	Common and Preferred Stock 3,836 shares	182,670
Veracyte Inc.	Common and Preferred Stock 4,425 shares	182,310
Knowles Corporation	Common and Preferred Stock 7,782 shares	181,710
NCR Corporation	Common and Preferred Stock 4,507 shares	181,181
Bio-Techne Corporation	Common and Preferred Stock 345 shares	178,482
Aspen Technology Inc.	Common and Preferred Stock 1,135 shares	172,747
N-Able Technologies International Inc.	Common and Preferred Stock 15,491 shares	171,950
Markel Corporation Holding Company	Common and Preferred Stock 138 shares	170,292
Altra Industrial Motion Corporation	Common and Preferred Stock 3,296 shares	169,975
Mimecast Limited	Common and Preferred Stock 2,126 shares	169,166
Monro Inc.	Common and Preferred Stock 2,886 shares	168,167
Fiverr International Limited	Common and Preferred Stock 1,471 shares	167,253
Barnes Group Inc.	Common and Preferred Stock 3,531 shares	164,509
AptarGroup Inc.	Common and Preferred Stock 1,335 shares	163,511
CarGurus Inc. Class A	Common and Preferred Stock 4,811 shares	161,842
Wolverine World Wide Inc.	Common and Preferred Stock 5,530 shares	159,319
Canada Goose Holdings Inc.	Common and Preferred Stock 4,272 shares	158,320
Omnicell Inc.	Common and Preferred Stock 863 shares	155,720

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
WisdomTree Investments Inc.	Common and Preferred Stock 25,398 shares	155,436
WillScot Mobile Mini Holdings Corporation	Common and Preferred Stock 3,765 shares	153,763
Hexcel Corporation	Common and Preferred Stock 2,939 shares	152,240
Boston Properties Inc.	Common and Preferred Stock 1,307 shares	150,540
CareDx Inc.	Common and Preferred Stock 3,303 shares	150,220
Herbalife Nutrition Limited	Common and Preferred Stock 3,639 shares	148,944
Smartsheet Inc. Class A	Common and Preferred Stock 1,919 shares	148,627
II-Vi Inc.	Common and Preferred Stock 2,170 shares	148,276
ZipRecruiter Inc. Class A	Common and Preferred Stock 5,701 shares	142,183
Matthews International Corporation Class A	Common and Preferred Stock 3,854 shares	141,326
Huron Consulting Group Inc.	Common and Preferred Stock 2,796 shares	139,520
Under Armour Inc. Class C	Common and Preferred Stock 7,690 shares	138,728
Pacific Premier Bancorp Inc.	Common and Preferred Stock 3,410 shares	136,502
Kraton Corporation	Common and Preferred Stock 2,935 shares	135,949
Cimpress plc	Common and Preferred Stock 1,868 shares	133,767
Supernus Pharmaceuticals Inc.	Common and Preferred Stock 4,570 shares	133,261
Teledyne Technologies Inc.	Common and Preferred Stock 305 shares	133,251
Kodiak Sciences Inc.	Common and Preferred Stock 1,570 shares	133,105
Privia Health Group Inc.	Common and Preferred Stock 5,145 shares	133,101
Ciena Corporation	Common and Preferred Stock 1,713 shares	131,850
Graphic Packaging Holding Company	Common and Preferred Stock 6,761 shares	131,840
IAA Spinco Inc.	Common and Preferred Stock 2,604 shares	131,814
Prestige Consumer Healthcare Inc.	Common and Preferred Stock 2,140 shares	129,791
Knight-Swift Transportation Holdings Inc. Class A	Common and Preferred Stock 2,124 shares	129,437
Box Inc. Class A	Common and Preferred Stock 4,910 shares	128,593
Sumo Logic Inc.	Common and Preferred Stock 9,442 shares	128,034
Nu Skin Enterprises Inc. Class A	Common and Preferred Stock 2,520 shares	127,890
Bank Ozk	Common and Preferred Stock 2,741 shares	127,539
PacWest Bancorp	Common and Preferred Stock 2,819 shares	127,334
JBG SMITH Properties	Common and Preferred Stock 4,435 shares	127,329
SLR Investment Corporation	Common and Preferred Stock 6,882 shares	126,835
IPG Photonics Corporation	Common and Preferred Stock 736 shares	126,695
Diamondback Energy Inc.	Common and Preferred Stock 1,163 shares	125,430
Tenable Holdings Inc.	Common and Preferred Stock 2,260 shares	124,458
Sportradar Group	Common and Preferred Stock 7,033 shares	123,570
Encompass Health Corporation	Common and Preferred Stock 1,887 shares	123,146
Range Resources Corporation	Common and Preferred Stock 6,805 shares	121,333
Anaplan Inc.	Common and Preferred Stock 2,607 shares	119,531
BRP Group Inc. Class A	Common and Preferred Stock 3,276 shares	118,296
Mandiant Inc.	Common and Preferred Stock 6,742 shares	118,255
Nevro Corporation	Common and Preferred Stock 1,412 shares	114,471
KnowBe4 Inc. Class A	Common and Preferred Stock 4,912 shares	112,681
Texas Pacific Land Corporation	Common and Preferred Stock 90 shares	112,398
Texas Capital Bancshares Inc.	Common and Preferred Stock 1,850 shares	111,463
Berkshire Hills Bancorp Inc.	Common and Preferred Stock 3,846 shares	109,342
Arvinas Inc.	Common and Preferred Stock 1,322 shares	108,589
AZZ Inc.	Common and Preferred Stock 1,934 shares	106,931
Relay Therapeutics Inc.	Common and Preferred Stock 3,474 shares	106,687
Abiomed Inc.	Common and Preferred Stock 291 shares	104,518
Sterling Check Corporation	Common and Preferred Stock 5,003 shares	102,612
Coherus BioSciences Inc.	Common and Preferred Stock 6,418 shares	102,431

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Agios Pharmaceuticals Inc.	Common and Preferred Stock 3,108 shares	102,160
TreeHouse Foods Inc.	Common and Preferred Stock 2,489 shares	100,879
Evercore Inc.	Common and Preferred Stock 742 shares	100,801
John Bean Technologies Corporation	Common and Preferred Stock 653 shares	100,275
Alamos Gold Inc. Class A	Common and Preferred Stock 13,039 shares	100,270
World Wrestling Entertainment	Common and Preferred Stock 2,021 shares	99,716
Vroom Inc.	Common and Preferred Stock 9,043 shares	97,574
Fox Factory Holding Corporation	Common and Preferred Stock 571 shares	97,127
Solarwinds Corporation	Common and Preferred Stock 6,655 shares	94,434
Consensus Cloud Solutions Inc.	Common and Preferred Stock 1,630 shares	94,328
Farfetch Limited Class A	Common and Preferred Stock 2,807 shares	93,838
Heron Therapeutics Inc.	Common and Preferred Stock 10,257 shares	93,646
Polaris Inc.	Common and Preferred Stock 849 shares	93,314
C4 Therapeutics Inc.	Common and Preferred Stock 2,896 shares	93,251
Shutterstock Inc.	Common and Preferred Stock 833 shares	92,363
1-800-FLOWERS.COM Inc. Class A	Common and Preferred Stock 3,906 shares	91,283
Albemarle Corporation	Common and Preferred Stock 390 shares	91,170
Axogen Inc.	Common and Preferred Stock 9,578 shares	89,746
Cooper Companies Inc.	Common and Preferred Stock 214 shares	89,653
SpringWorks Therapeutics Inc.	Common and Preferred Stock 1,431 shares	88,693
Cal/Maine Foods Inc.	Common and Preferred Stock 2,271 shares	84,004
iShares Core S&P Small-Cap ETF	Mutual Fund 711 units	81,417
United Community Bank Blairsville Georgia	Common and Preferred Stock 2,167 shares	77,882
Designer Brands Inc. Class A	Common and Preferred Stock 5,461 shares	77,601
Exact Sciences Corporation	Common and Preferred Stock 992 shares	77,207
KB Home	Common and Preferred Stock 1,723 shares	77,070
Cano Health Inc. Class A	Common and Preferred Stock 8,629 shares	76,884
Northwestern Corporation	Common and Preferred Stock 1,288 shares	73,622
Flowserve Corporation	Common and Preferred Stock 2,312 shares	70,747
Xperi Holding Corporation	Common and Preferred Stock 3,567 shares	67,452
Mercury Systems Inc.	Common and Preferred Stock 1,220 shares	67,173
WSFS Financial Corporation	Common and Preferred Stock 1,334 shares	66,860
Viking Therapeutics Inc.	Common and Preferred Stock 14,502 shares	66,709
Infinera Corporation	Common and Preferred Stock 6,887 shares	66,046
CalAmp Corporation	Common and Preferred Stock 9,231 shares	65,171
PetIQ Inc. Class A	Common and Preferred Stock 2,839 shares	64,474
Heartland Express Inc.	Common and Preferred Stock 3,678 shares	61,864
Silgan Holdings Inc.	Common and Preferred Stock 1,398 shares	59,890
Banner Corporation	Common and Preferred Stock 958 shares	58,122
iShares Russell Mid-Cap ETF	Mutual Fund 684 units	56,779
Haemonetics Corporation	Common and Preferred Stock 1,045 shares	55,427
Oceaneering International Inc.	Common and Preferred Stock 4,695 shares	53,100
STAG Industrial Inc.	Common and Preferred Stock 1,045 shares	50,118
NexTier Oilfield Solutions Inc.	Common and Preferred Stock 13,815 shares	49,043
iShares Russell 2000 ETF	Mutual Fund 196 units	43,600
Alight Inc. Class A	Common and Preferred Stock 3,663 shares	39,597
eHealth Inc.	Common and Preferred Stock 1,515 shares	38,633
J & J Snack Foods Corporation	Common and Preferred Stock 183 shares	28,907
Talis Biomedical Corporation	Common and Preferred Stock 4,505 shares	18,065
Total U.S. Equity Asset Class			163,414,122

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
U.S. Equity Index Asset Class:
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 990,833 units	72,965,905
Total U.S. Equity Index Asset Class			72,965,905

International Equity Asset Class:
Mawer International Equity Collective Investment Trust Class B*	Collective Trust Fund 734,108 units	13,229,501
Polaris Capital Management Collective Investment Trust International Value Collective Fund*	Collective Trust Fund 1,035,731 units	12,257,148
Reliance Trust Institutional Retirement Trust GQG Partners International Equity Fund Series 11 Class C*	Collective Trust Fund 770,064 units	10,665,382
Wilmington Trust Collective Investment Trust / Jennison International Equity Opportunities CIT Class J*	Collective Trust Fund 669,574 units	8,182,199
Dodge & Cox International Fund	Mutual Fund 153,484 units	7,258,258
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund / Non Lending*	Collective Trust Fund 26,502 units	5,801,803
Interest Bearing Cash	Cash and Cash Equivalents 811 units	811
Total International Equity Asset Class			57,395,102

International Index Asset Class:
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund / Non Lending (Tier J)*	Collective Trust Fund 212,109 units	42,400,635
BlackRock FTSE RAFI Emerging Index Non Lendable Fund F*	Collective Trust Fund 1,675 units	7,742
Total International Index Asset Class			42,408,377

Participant Self-Directed Accounts	Various Investments	11,245,694
			11,245,694

Notes Receivable from Participants*	Interest Rate 4.25% - 9.25%	14,995,778
			14,995,778

Other
Vanguard Federal Money Market	Cash and Cash Equivalents 40,688 units	40,688
NT Collective Short Term Investment Fund*	Collective Trust Fund 1,342 units	1,342
Total Other			42,030

Grand Total			$684,934,403

* Indicates party-in-interest

THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement and Savings Plan for Amgen Manufacturing, Limited (Name of Plan)

Date:	June 23, 2022	By:	/s/ PETER H. GRIFFITH
Peter H. Griffith
Deputy Chairman and Chief Financial Officer
Amgen Manufacturing, Limited